                                                                      Exhibit 12
                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES
                Statements of Ratio of Earnings to Fixed Charges
                                 ($ in millions)

                                                           Twelve Months                          Twelve Months
                                                          Ended September 30,                   Ended December 31,
                                                          -------------------    -------------------------------------------------
                                                            1999       1998      1998        1997       1996       1995       1994
                                                            ----       ----      ----        ----       ----       ----       ----
Consolidated Income (Loss) from Continuing Operations
before Income Taxes                                         442.5      392.0      435.4      398.3      337.5     (643.0)     392.2

Adjustments:
  Interest during construction                               (3.0)      (2.2)      (2.1)      (3.0)      (1.1)     (20.2)      --
  Distributed (Undistributed) equity income                  (3.0)       2.4       (0.4)       3.6        1.5       (7.9)      (0.9)
  Fixed charges                                             167.2      179.1      164.9      181.6      184.6    1,061.3       33.7
                                                          -------    -------    -------    -------    -------    -------    -------
    Earnings Available                                      603.7      571.3      597.8      580.5      522.5      390.2      425.0
                                                          -------    -------    -------    -------    -------    -------    -------

Fixed Charges:
  Interest on long-term and short-term debt                 146.3      147.3      145.4      145.6      150.8      987.2        0.7
  Other interest                                              3.1       12.9        1.7       15.2       13.5       53.6       14.1
  Portion of rentals representing interest                   17.8       18.9       17.8       20.8       20.3       20.5       18.9
                                                          -------    -------    -------    -------    -------    -------    -------
Total Fixed Charges *, **                                   167.2      179.1      164.9      181.6      184.6    1,061.3       33.7
                                                          -------    -------    -------    -------    -------    -------    -------

Ratio of Earnings to Fixed Charges                           3.61       3.19       3.63       3.20       2.83        N/A (a)  12.61
                                                          =======    =======    =======    =======    =======    =======    =======



Prior periods amounts for the twelve months ended December 31, 1997, December 31, 1998, and September 30, 1998 have been restated to reflect Columbia Energy Services Corporation wholesale and trading operations as discontinued operations.

(a) To achieve a one-to-one coverage, the Corporation would need an additional $671.1 million of earnings for the twelve months ended December 31, 1995.

* This amount excludes approximately $230 million of interest expense not recorded for the twelve months ended December 31, 1994. This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995.

** This amount excludes $8.6 million of interest expense not recorded with respect to the registrant's guarantee of LESOP Trust's debentures for the twelve months ended December 31, 1994.